EXHIBIT (12)



                          NORTHWEST NATURAL GAS COMPANY
                Computation of Ratio of Earnings to Fixed Charges
                       January 1, 1993 - December 31, 1998
                                     ($000)




                                            Year Ended December 31
                               ----------------------------------------------
                                1994     1995       1996       1997       1998
                                ----     ----       ----       ----       ----

Fixed Charges, as defined:
   Interest on
     Long-Term Debt          $21,921   $23,141    $23,176   $ 24,918   $ 27,567
   Other Interest              2,473     2,252      3,448      4,500      4,902
   Amortization of
    Debt Discount
    and Expense                  850       882        865        730        714
   Interest Portion of
    Rentals                    1,697     1,764      1,798      2,111      1,986
                              --------  --------   --------  ---------   -------

   Total Fixed Charges,
     as defined              $26,941   $28,039    $29,287   $ 32,259   $ 35,169
                             =======   =======    =======   ========   ========


Earnings, as defined:
   Net Income                $35,461   $38,065    $46,793   $ 43,059   $ 27,301
   Taxes on Income            20,473    22,120     27,347     21,106     12,254
   Fixed Charges,
       as above               26,941    28,039     29,287     32,259     35,169
                             -------   -------   --------   --------   --------

   Total Earnings,           $82,875   $88,224   $103,427   $ 96,424   $ 74,724
     as defined              =======   =======   ========   ========   ========

Ratio of Earnings to
  Fixed Charges                 3.08      3.15       3.53       2.99       2.12
                                ====      ====       ====       ====       ====